SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 40-F

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

_________________

Orezone Resources Inc.
(Exact name of registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

290 Picton Street, Suite 201
Ottawa, ON K1K 8P8
(613) 241-3699
(Address and telephone number of registrant’s principal executive offices)

_________________

Martin Pomerance
Dorsey & Whitney LLP
250 Park Avenue
New York, New York 10177, USA
(212) 415 9200
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)	Copies to: Gil I. Cornblum, Esq. Dorsey & Whitney LLP BCE Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1, Canada (416) 367-7373

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class: Common Shares, No par value	Name of Each Exchange On Which Registered: None

Securities registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

For annual reports, indicate by check mark the information filed with this form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.    N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
     [  ]  Yes            [X]  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.      [  ]  Yes            [X]  No

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

        In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby files or incorporates by reference Exhibit 1 through Exhibit 4, inclusive, and Exhibit 6 through Exhibit 43, inclusive, as set forth in the Exhibit Index attached hereto.

        In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 5, the Annual Audited Consolidated Financial Statements of the Registrant for the years ended February 28, 2003 and February 28, 2002, including a reconciliation of the financial statements to U.S. Generally Accepted Accounting Practices as required by Item 17 of Form 20-F, as set forth in the Exhibit Index attached hereto.

UNDERTAKINGS

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

        Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

        Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized

OREZONE RESOURCES INC. /s/ Ronald N. Little Ronald N. Little President and Chief Executive Officer

Date: November 6, 2003

EXHIBIT INDEX

        The following exhibits have been filed as part of the Registration Statement:

Exhibit	Description

99.1	Annual Information Form of the Registrant dated May 18, 2003 for the year ended December 31, 2002

99.2	Annual Information Form of the Registrant dated June 28, 2002 for the year ended December 31, 2001

99.3	Annual Report of the Registrant for the year ended December 31, 2002

99.4	Annual Report of the Registrant for the year ended December 31, 2001

99.5	U.S. GAAP reconciliation of the Registrant which includes audited comparative financial statements of the Registrant and notes thereto for the years ended December 31, 2002 and December 31, 2001, together with the report of the auditors thereon found at pages 12 to 27 of the Annual Report of the Registrant

99.6	Audited Financial Statements and notes thereto for the year ended December 31, 2001 found at pages 15 to 27 of the Annual Report of the Registrant

99.7	Unaudited financial statements of the Registrant for the six months ended June 30, 2003

99.8	Management's Discussion and Analysis for the six months ended June 30, 2003

99.9	Unaudited financial statements and Management's Discussion and Analysis of the Registrant for the three months ended March 31, 2003

99.10	Unaudited financial statements and Management's Discussion and Analysis of the Registrant for the nine months ended September 30, 2002

99.11	Unaudited financial statements and Management's Discussion and Analysis of the Registrant for the six months ended June 30, 2002

99.12	Unaudited financial statements and Management's Discussion and Analysis of the Registrant for the three months ended March 31, 2002

99.13	Proxy Circular of the Registrant dated April 14, 2003 issued in connection with the June 5, 2003 Annual and Special Meeting of Shareholders

99.14	Form of Proxy for use in connection with the June 5, 2003 Annual and Special Meeting of Shareholders

99.15	Proxy Circular of the Registrant dated May 11, 2002 issued in connection with the June 27, 2002 Annual and Special Meeting of Shareholders

Exhibit	Description

99.16	Form of Proxy for use in connection with the June 27, 2002 Annual and Special Meeting of Shareholders

99.17	Press Release dated October 28, 2003

99.18	Press Release dated October 21, 2003

99.19	Press Release dated October 17, 2003

99.20	Press Release dated October 9, 2003

99.21	Press Release dated June 19, 2003

99.22	Press Release dated June 2, 2003

99.23	Press Release dated May 27, 2003

99.24	Press Release dated May 20, 2003

99.25	Press Release dated April 24, 2003

99.26	Press Release dated April 16, 2003

99.27	Press Release dated March 6, 2003

99.28	Press Release dated February 24, 2003

99.29	Press Release dated February 7, 2003

99.30	Press Release dated January 21, 2003

99.31	Press Release dated November 29, 2002

99.32	Press Release dated September 20, 2002

99.33	Press Release dated August 19, 2002

99.34	Press Release dated July 22, 2002

99.35	Material Change Report dated July 4, 2002

99.36	Press Release dated July 4, 2002

99.37	Press Release dated June 6, 2002

99.38	Press Release dated May 30, 2002

Exhibit	Description

99.39	Press Release dated April 29, 2002

99.40	Press Release dated April 22, 2002

99.41	Press Release dated March 6, 2002

99.42	Press Release dated January 3, 2002

99.43	Consent of Raymond Chabot Grant Thorton